UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number 000-29309

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For period ended: April 2, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 1-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MatrixOne, Inc.

Full Name of Registrant

Former Name if Applicable

210 Littleton Road

Address of principal executive office (Street and Number)

Westford, MA 01886

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☐(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion therefore, will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion therefore, could not be filed within the prescribed time period.

MatrixOne, Inc. (the “Company”) has delayed the filing of its quarterly report on Form 10-Q for the three months ended April 2, 2005 pending a review of the Company’s revenue recognition practices prompted by incorrect recognition of revenue at the Company’s Japanese subsidiary in fiscal year 2005. The review, which will address fiscal year 2005 and earlier periods, is not complete and may uncover other findings.

The Company initiated the review after determining that two transactions in the first quarter of fiscal year 2005, totaling approximately $411,000 of software license revenue, should not have been recognized because, in violation of Company policy, the Company’s Japanese subsidiary granted a distributor a right of return. The Company expects that software license revenue relating to one of these transactions in the approximate amount of $135,000 may be recognized in a future fiscal period, and that software license revenue relating to the other transaction will be reversed.

Until the investigation is complete, the Company will not be able to file a Form 10-Q for the three months ended April 2, 2005. The Company currently cannot estimate when it may file its Form 10-Q for the three months ended April 2, 2005, but will do so as soon as practicable following resolution of the foregoing matter.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary Hall, Chief Financial Officer                     (978)             589-4000

(Name)                                                                  (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MatrixOne, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2005                                     By: /s/ Gary D. Hall

Gary D. Hall

Senior Vice President of Finance, Chief

Financial Officer and Treasurer